UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)

                            JOURNAL MEDIA GROUP INC
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   48114A109
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                                 (CUSIP Number)


   LAURA WAJS, 41 MADISON AVE., 42ND FLOOR, NEW YORK, NY 10010 (917) 475-9252
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)


                                 APRIL 8, 2016
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 641119 102
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      NAMES OF REPORTING PERSONS
1     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

      Water  Island  Capital  LLC  13-4100544
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  [ ]
      (b)  [X]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS (See Instructions)

      OO Funds of Investment Advisory Clients
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)

      [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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      NUMBER OF        7     SOLE VOTING POWER
      SHARES                 None
      BENEFICIALLY     ---------------------------------------------------------
      OWNED BY         8     SHARED VOTING POWER
      EACH                   None
      REPORTING        ---------------------------------------------------------
      PERSON           9     SOLE DISPOSITIVE POWER
      WITH                   None
                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             None
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)

                                                                           [   ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
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14     TYPE OF REPORTING PERSON (See Instructions)

       IA  -  Investment  Adviser
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

ITEM 1. SECURITY AND ISSUER

Common Stock of Journal Media Group Inc. ("JMG" or the "Issuer")

333 West State Street
Milwaukee, WI 53203

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Water Island Capital LLC ("WIC"). WIC is a Delaware limited liability company and is an investment advisor (the "Advisor") registered with the U.S. Securities and Exchange Commission. The business address for the reporting person is 41 Madison Ave., New York NY 10010.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

This Amendment No. 1 to Schedule 13D on the Common Stock of Journal Media Group, Inc. ("JMG" or the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed on January 14, 2016. As a result of the completion of the acquisition of the Issuer by Gannett Co., Inc., WIC no longer has beneficial ownership of any of the Issuer's shares.

ITEM 4. PURPOSE OF TRANSACTION

As a result of the completion of the acquisition of the Issuer by Gannett Co., Inc., WIC no longer has beneficial ownership of any of the Issuer's shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

NONE

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NONE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

NONE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2016
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Dated

/s/ Laura Wajs
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Signature


Laura Wajs/Chief Compliance Officer
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).